SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

ACTUATE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00508B102

(CUSIP Number)

Nicolas C. Nierenberg

c/o Actuate Corporation

701 Gateway Boulevard

South San Francisco, CA 94080

(650) 837-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 00508B102	13D	2 of 5

1.	Names of Reporting Person I.R.S. Identification No. of above person (entities only) Nicolas C. Nierenberg

2.	Check the Appropriate Box if a Member of a Group (a) ☐ N/A (b) ☐ N/A

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                1,566,208 shares as of May 1, 2002 (after the transaction described in Item 5 (c) below)

  8.    Shared Voting Power

                0 shares

  9.    Sole Dispositive Power

                1,566,208 shares as of May 1, 2002 (after the transaction described in Item 5 (c) below)

10.    Shared Dispositive Power

                0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,566,208 shares as of May 1, 2002 (after the transaction described in Item 5 (c) below)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 2.6% as of May 1, 2002 (after the transaction described in Item 5 (c) below)

14.	Type of Reporting Person IN

CUSIP No. 00508B102	13D	3 of 5

This Amendment No. 2 to the Schedule 13D filed by Nicolas Nierenberg in connection with an event occurring on July 17, 1998 and Amendment No. 1 filed as with respect to an event occurring as of October 25, 2001 (collectively, the “Original Schedule 13D”). This Amendment No. 2 pertains only to the transactions reported herein and does not restate the Original Schedule 13D.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of Actuate Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 701 Gateway Boulevard, South San Francisco, California 94080.

Item 2. Identity and Background.

(a) This statement is filed by Nicolas C. Nierenberg (the “Reporting Person”).

(b) The address of the Reporting Person is c/o Actuate Corporation, 701 Gateway Boulevard, South San Francisco, California 94080.

(c) Present Principal Business or Employment:

1. Chief Architect of Issuer

2. Chairman of the Board of Directors of Issuer

3. The address of the Issuer is c/o Actuate Corporation, 701 Gateway Boulevard, South San Francisco, California 94080.

(d) and (e) During the last five years the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

N/A

CUSIP No. 00508B102	13D	4 of 5

Item 5. Interest in Securities of the Issuer.

(a) As of May 1, 2002 (after the transaction described in Item 5(c) below), Mr. Nierenberg holds 716,852 shares of Common Stock and options to purchase 849,356 shares of Common Stock collectively representing approximately 2.6% of the outstanding Common Stock.

(b) As of May 1, 2002 (after the transaction described in Item 5(c) below), Mr. Nierenberg has sole voting and dispositive power over 1,566,208 shares of Common Stock, representing approximately 2.6% of the outstanding Common Stock.

(c) In 2001 and 2002 Mr. Nierenberg entered into several “prepaid forward contracts” covering 2,250,000 shares of Actuate Common Stock. Mr. Nierenberg sold the prepaid forward contracts and 2,250,000 shares of underlying Common Stock on May 1, 2002.

(d) No person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares of Common Stock of the Issuer owned by the respective Reporting Person.

(e) Mr. Nierenberg ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on May 1, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Materials to be Filed as Exhibits.

N/A

CUSIP No. 00508B102	13D	5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2004

By:	/s/ Nicolas C. Nierenberg

Nicolas C. Nierenberg